Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Collection Period Ended 31-Dec-2021

Amounts in USD

Dates

Collection Period No.	42	
Collection Period (from... to)	1-Dec-2021	31-Dec-2021
Determination Date	13-Jan-2022	
Record Date	14-Jan-2022	
Distribution Date	18-Jan-2022	
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2021	18-Jan-2022 Actual/360 Days 34
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2021	15-Jan-2022 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	125,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	449,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	121,950,000.00	112,401,925.51	99,526,311.20	12,875,614.31	105.581093	0.816124
Total Note Balance	**1,384,950,000.00**	**112,401,925.51**	**99,526,311.20**	**12,875,614.31**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	147,913,483.84	135,037,869.53			
Yield Supplement Overcollateralization Amount	87,929,652.04	7,061,962.08	6,346,191.79			
Pool Balance	**1,508,391,985.09**	**154,975,445.92**	**141,384,061.32**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.199750%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.030000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	3.150000%	295,055.05	2.419476	13,170,669.36	108.000569
Total		**$295,055.05**		**$13,170,669.36**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	13,463,402.24	(1) Total Servicing Fee	129,146.20
Interest Collections	469,459.42	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	9,615.15	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	48,121.85		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	295,055.05
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	140.30	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**13,990,738.96**	(6) Regular Principal Distributable Amount	12,875,614.31
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**13,990,738.96**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	690,923.40
		Total Distribution	**13,990,738.96**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	129,146.20	129,146.20	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	295,055.05	295,055.05	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	295,055.05	295,055.05	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	295,055.05	295,055.05	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	12,875,614.31	12,875,614.31	0.00
Aggregate Principal Distributable Amount	12,875,614.31	12,875,614.31	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	30.16
minus Net Investment Earnings	30.16
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	30.16
Net Investment Earnings on the Collection Account	110.14
Investment Earnings for the Collection Period	140.30

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	154,975,445.92	15,132
Principal Collections	9,489,048.57	
Principal Collections attributable to Full Pay-offs	3,974,353.67	
Principal Purchase Amounts	0.00	
Principal Gross Losses	127,982.36	
Pool Balance end of Collection Period	141,384,061.32	14,437
Pool Factor	9.37%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.60%
Weighted Average Number of Remaining Payments	52.73	18.92
Weighted Average Seasoning (months)	14.04	52.41

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	139,480,418.21	14,326	98.65%
31-60 Days Delinquent	1,309,355.42	83	0.93%
61-90 Days Delinquent	463,146.18	21	0.33%
91-120 Days Delinquent	131,141.51	7	0.09%
Total	141,384,061.32	14,437	100.00%

Delinquency Trigger			2.673%
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.420%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	127,982.36	8	23,156,087.31	882
Principal Net Liquidation Proceeds	8,818.73		6,916,113.61	
Principal Recoveries	45,398.95		9,879,943.01	
Principal Net Loss / (Gain)	73,764.68		6,360,030.69	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.597%
Prior Collection Period	(1.455%)
Second Prior Collection Period	0.231 %
Third Prior Collection Period	(1.587%)
Four Month Average	(0.554%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.422%

Average Net Loss / (Gain)	7,210.92

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.